UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              SCHEDULE D/A

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)

                               MGI Pharma, Inc.
               -------------------------------------------
                             (Name of Issuer)

                       Common Stock, $.01 par value
                   ----------------------------------
                     (Title of Class of Securities)


                               552880 10 6
                               ----------
                             (CUSIP Number)

                       LOUIS L. HOYNES, JR., ESQ.
                Senior Vice President and General Counsel
                   American Home Products Corporation
                   5 Giralda Farms, Madison, N.J. 07940
                             (201) 660-5000
                           -------------------
       (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                            May 11, 1995
                        -------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552880 10 6

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     American Home Products Corporation ("Parent"))
     Tax I.D. 13-2526821

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) N/A
     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)
     [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     553,983 (held by American Cyanamid Company ("ACY"), a subsidiary of
     Parent)

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     553,983 (held by American Cyanamid Company ("ACY"), a subsidiary of
     Parent)

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     553,983

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.36%

14.  TYPE OF REPORTING PERSON*

     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Statement on Schedule 13D (the "Original Statement"), dated December 1, 1994, for the event which occurred on November 21, 1994 filed by American Home Products Corporation, a Delaware corporation ("Parent"), and on behalf of AC Acquisition Corp., a Delaware corporation ("AC Acquisition") which was amended on April 24, 1995 for the event which occurred on April 20, 1995 (the "First Amendment"), is hereby further amended by this Amendment, dated May 15, 1995, to report the event which occurred on May 11, 1995 and to reflect certain changes in the information previously filed relating to the outstanding Common Stock, $.01 par value (the "Common Stock") of MGI Pharma, Inc., a Minnesota corporation
("MGI Pharma"), which has its principal executive offices at 9900
Bren Road East, Suite 300E, Minnetonka, Minnesota 55343.

     Item 5 is hereby amended to add the following language after the language added to Item 5 in the First Amendment:

     Parent, through ACY (a wholly owned subsidiary of Parent), sold the following shares of Common Stock in open market NASDAQ transactions on the dates and at the prices indicated:

          Trade Date     Shares Sold    Price
          ----------     -----------    -----
          5/10/95          25,000       $3.875
          5/11/95         200,000        3.75
          5/12/95          10,000        4.25

     As a result Parent holds 553,983 shares of Common Stock representing approximately 4.36% of the outstanding Common Stock of MGI Pharma. Parent's percentage ownership dropped below 5% as of May 11, 1995.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  May 15, 1995

                         AMERICAN HOME PRODUCTS CORPORATION


                         By:  /s/ John R. Considine
                              John R. Considine
                              Vice President-Finance

Executive Officers and Directors of
American Home Products Corporation
- ----------------------------------


     The names and titles of the executive officers and the names of the directors of American Home Products Corporation ("AHP") and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of AHP. Unless otherwise indicated, each occupation set forth opposite an individuals name refers to AHP and each individual is a United States citizen.

EXECUTIVE OFFICERS            Position; Present Principal Occupation
- ------------------           --------------------------------------

John R. Stafford              Chairman, President and Chief
                              Executive Officer

Robert G. Blount              Executive Vice President

Stanley F. Barshay            Senior Vice President

Joseph J. Carr                Senior Vice President

Fred Hassan                   Senior Vice President

Louis L. Hoynes, Jr.          Senior Vice President and
                              General Counsel

John R. Considine             Vice President - Finance

Rene R. Lewin                 Vice President - Human Resources

E. Thomas Corcoran            Vice President

Thomas M. Nee                 Vice President - Taxes

David Lilley                  Vice President (British Citizen)

William J. Murray             Vice President


DIRECTORS                     Position; Present Principal Occupation
- -----------                  ----------------------------------------

Clifford L. Alexander, Jr.    President of Alexander & Associates,
400 C Street, NE              Inc.(consulting firm specializing in
Washington, D.C. 20002        Workforce Inclusiveness)

Frank A. Bennack, Jr.         President and Chief Executive Officer
The Hearst Corporation        of The Hearst Corporation
959 Eighth Avenue             (owns and operates communications
New York, New York 10019      media)

Robert G. Blount              (as described above)

Robin Chandler Duke           National Chair, Population
                              Action International

John D. Feerick               Dean, Fordham University
Fordham University            School of Law since 1982
School of Law
140 West 62nd Street
New York, New York 10023

Fred Hassan                   (as described above)

John P. Mascott               Chairman and CEO of The Continental
                              Corporation

Mary Lake Polan, M.D.         Department Chairman and Professor,
                              Stanford University School of Medicine

John R. Stafford              (as described above)

John R. Torell III            Chairman, Torell Management Inc.
Torell Management Inc.        (financial advisory company)
767 Fifth Avenue
46th Floor
New York, New York 10153

William Wrigley               President, Chief Executive Officer and
Wm. Wrigley, Jr. Company      member of the Board, Wm. Wrigley Jr.
410 North Michigan Avenue     Company (international manufacturer of
Chicago, Illinois 60611       chewing gum products)